U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                               S.E.C. File Number
                                     0-13337

                                  Cusip Number



                                   Check one:

 [X]  Form 10-K and 10-KSB  ___ Form 20-F            ___ Form 11-K

                  ___ Form 10-Q and Form 10-QSB ___ Form N-SAR

                       For the period ended June 30, 1996


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________



                          PART I REGISTRANT INFORMATION

Full name of Registrant:

                                  CELCOR, INC.

Address of Principal Executive Office:

                    1800 Bloomsbury Ave., Ocean, N.J. 07712

                       PART II - RULES 12b-25 (b) and (c)

The subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b). Check applicable section:

 X (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense.

__ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

___ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

Registrant's stockholders, in January 1996, approved a merger between it and Northeast (USA) Corp. The cost of soliciting proxies, audits of a foreign subsidiary and the length of time required to complete audits and prepare interim financial statements for a foreign subsidiary were much greater than the Registrant had anticipated. Consequently. the period of time from the execution of a merger agreement (March 1995) to the finalization of the merger (August
1996) was substantial. During this period of time, the Company exhausted its existing cash resources and was unable to raise additional capital while the merger was still pending.

As a result of the foregoing, the Registrant was unable to pay its independent accountants, BDO Seidman for its services relating to the financial statements appearing in the above referenced proxy statement. BDO Seidman will not commence any further work for the Registrant, and Registrant does not have the funds available to employ new independent accountants. Compounding the matter is that, due to consummation of the merger in August of 1996, the Registrant would be required (on Form 8-K) to show proforma audited consolidated financial statements with its merger partner, Northeast. Since a foreign subsidiary is involved, the cost of auditing the financial statements of Northeast for inclusion in the required proforma financial statements is currently prohibitive.

The Registrant currently plans to file the forepart of Form 10-KSB within 15 days. While the Registrant is actively pursuing sources of new capital, it is uncertain as to when audited financial statements will be available to satisfy the 10-KSB filing requirements.

Neither the Registrant nor Northeast have been profitable for any recent fiscal period. The fiscal year ended June 30, 1996 would similarly be unprofitable.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Stephen E. Roman, Jr. Vice President, 908-922-3158

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

                                                      X  Yes         ___ No

(3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                     ___ Yes         [X]  No

CELCOR, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 27, 1996           By:____________________________
                                       Stephen E. Roman, Jr.
                                       Vice President and
                                       Chief Financial Officer